The NoBaked Company



ANNUAL REPORT

1200 Villa Pl #113

Nashville, TN 37212

0

https://nobakedcookiedough.com/

This Annual Report is dated April 15, 2021.

BUSINESS

NoBaked Cookie Dough specializes in gourmet cookie dough that can be eaten raw and baked. Starting in Nashville, TN in early 2017, NoBaked has grown into a booming e-commerce operation - shipping cookie dough across the United States. With a big vision ahead, the founders, Megan and Jimmy, are more focused than ever on making NoBaked accessible to every American. NoBaked launched on Amazon.com and Walmart.com in late 2020 and plans to launch into grocery stores in 2021.

Currently, NoBaked produces its dough for e-commerce in-house. This has given NoBaked the ability to scale up quickly to keep on pace with order volume while maintaining the product's integrity.

The NoBaked Company is the holding company that owns three subsidiaries. NoBaked LLC handles our 3 corporate scoop shop operations, NB IP Holding LLC holds our intellectual property, Eat The Dough LLC handles our online store operations, and NoBaked Franchising LLC handles our 3 franchised scoop shop operations.

Previous Offerings

Between 2020 and 2019, we sold _____ [shares of common stock] in exchange for $_____ per share under Regulation Crowdfunding.

Between 2020 and 2019, we sold 0 shares of common stock in exchange for $0 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

Over the course of 2019, we focused on expanding our retail presence which led to higher gross margins, and due to low sales volume per unit, there were operating losses and higher amount fixed expenses than variable costs.

During 2020 our company pivoted to a strategy that focused on converting our restaurant brand into a CPG brand. This resulted in lower gross margins significantly but allowed us to increase our sales volume by almost 75% year over year in spite of COVID decreasing our scoop shop revenue by over 50%. It also allowed us to access a wider customer base throughout the entire United States and acquire many new customers. Our company now operates with the majority of expenses as variable as opposed to fixed. We have increased our liquidity and decreased future risks associated with fixed expenses and will continue to focus on doing so while we scale.

Historical results and cash flows:

Our company has been pivoting our operational model since September 2019 to focus on consumer packaged goods instead of scoop shops. We do not believe 2019 to be representative at all of what investors can expect moving forward. During 2020 about 66% of our business was done online direct to consumers and 34% through our scoop shops. 2020 represents the middle of our pviot and we expect gross margins to continue to decrease, fixed costs to decrease as a percentage of sales, and variable expenses to increase with sales. We will be entering grocery stores throughout 2021 and our margins there will be lower than either of our past operational strategies while volumes much higher. We predict a 33% 33% 33% split between our three business units in 2021 and for grocery store sales to eclipse sales online and in our scoop shops during 2022. We expect fixed expenses to fall below 10% of sales over the next 2 years which is much different than 2019 where they made up over 80% of expenses. We expect these changes will allow our company to become profitable while still growing rapidly by 2022.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $15,419.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Debt
If the below data is accurate please copy it in to the Debt field below it

Creditor: First Home Bank

Amount Owed: $290,383.00

Interest Rate: 6.0%

Maturity Date: May 31, 2029

Creditor: Shopify Capital

Amount Owed: $64,177.00

Interest Rate: 0.0%

Maturity Date: December 01, 2021

The note is payable daily based on 15% of daily sales.

Creditor: PPP SBA

Amount Owed: $97,852.00

Interest Rate: 1.0%

Maturity Date: May 31, 2022

These loans will all be forgiven.

Creditor: Megan Feeman

Amount Owed: $40,300.00

Interest Rate: 0.0%

Megan Feeman, the President and CEO of NoBaked, loaned the company an outstanding amount of $40,300 with her personal credit cards as of 2/1/2021.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Ruth Megan Feeman

Ruth Megan Feeman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President and CEO

Dates of Service: March 31, 2017 - Present

Responsibilities: Managing the product, brand, and vision. Salary is $50,000.

Name: James M Feeman

James M Feeman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operations Officer

Dates of Service: July 31, 2017 - Present

Responsibilities: Managing company operations. Salary is $50,000.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Ruth Megan Feeman

Amount and nature of Beneficial ownership: 4,500,000

Percent of class: 50.0

Title of class: Common Stock

Stockholder Name: James M Feeman

Amount and nature of Beneficial ownership: 4,500,000

Percent of class: 50.0

RELATED PARTY TRANSACTIONS

Name of Entity: Megan Feeman

Relationship to Company: Officer

Nature / amount of interest in the transaction: Megan Feeman, the President and CEO of NoBaked, loaned the company an outstanding amount of $40,300 with her personal credit cards as of 2/1/2021.

Material Terms:

OUR SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $1 per share. As of December 31, 2020, 9,000,000- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

The NoBaked Company

By /s/ *R. Megan Feeman*

Name: R Megan Feeman

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS



THE NOBAKED COMPANY
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2020 and 2019

THE NOBAKED COMPANY

Years Ended December 31, 2020 and 2019

Table of Contents





INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of The NoBaked Company
Nashville, Tennessee

We have reviewed the accompanying consolidated financial statements of The NoBaked Company ("the Company"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

February 24, 2021

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

THE NOBAKED COMPANY
CONSOLIDATED BALANCE SHEETS
December 31, 2020 and 2019
(unaudited)

		2020		2019
Assets				
Current assets				
Cash and cash equivalents	$	15,419	$	18,165
Inventory, net		22,896		16,612
Total current assets		38,315		34,777
Property and equipment, net		167,110		198,524
Deposits		17,617		31,609
Total assets	$	223,042	$	264,910
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable and accrued expenses	$	59,651	$	66,405
Accrued expenses - related parties		22,339		40,300
Accrued interest		28,847		14,469
Deferred rent		58,820		51,563
Lease incentive liabilities		84,302		94,759
Payment protection program notes payable, current portion		65,232		-
Notes payable, current portion		111,457		-
Total current liabilities		430,648		267,496
Payment protection program notes payable, noncurrent portion		32,620		-
Notes payable, noncurrent portion		245,603		324,312
Total liabilities		708,871		591,808
Commitments and contingencies		-		-
Stockholders' equity				
Common stock, 100,000,000 shares issued and outstanding at December 31, 2020 and 2019		-		-
Additional paid-in capital		42,960		90,356
Accumulated deficit		(528,789)		(417,254)
Total stockholders' equity		(485,829)		(326,898)
Total liabilities and stockholders' equity	$	223,042	$	264,910

See independent accountants' review report and accompanying notes to the financial statements.

THE NOBAKED COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2020 and 2019

(unaudited)

	2020	2019
Sales, net		
Online	$ 1,158,656	$ 111,840
In-store	509,220	842,545
Delivery and events	110,996	97,691
Refunds/discounts	(21,950)	(14,846)
Total revenue	1,756,922	1,037,230
Cost of goods sold	598,763	239,676
Gross profit	1,158,159	797,554
Operating expenses		
Payroll and related expenses	471,772	475,541
Advertising and marketing	254,314	62,051
Rent	234,813	236,359
General and administrative	210,648	202,915
Depreciation	35,589	25,549
Professional fees	19,767	32,299
Travel	956	6,174
Total operating expenses	1,227,859	1,040,888
Loss from operations	(69,700)	(243,334)
Other income (expense)		
Interest expense	(34,092)	(69,307)
Other income	-	13,849
Other expense	(7,743)	4,083
Total other income (expense)	(41,835)	(51,375)
Net loss before income taxes	(111,535)	(294,709)
Provision for income taxes	-	-
Net loss	$ (111,535)	$ (294,709)

See independent accountants' review report and accompanying notes to the financial statements.

THE NOBAKED COMPANY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2020 and 2019

(unaudited)

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Paid-in Capital	Earnings (Deficit)	Equity
Balance on December 31, 2018	-	$ -	$ 98,174	$ (122,545)	$ (24,371)
Contributions from owners	-	-	12,201	-	12,201
Distributions to owners	-	-	(20,019)	-	(20,019)
Net loss	-	-	-	(294,709)	(294,709)
Balance on December 31, 2019	-	-	90,356	(417,254)	(326,898)
Contributions from owners	-	-	5,632	-	5,632
Distributions to owners	-	-	(53,028)	-	(53,028)
Net loss	-	-	-	(111,535)	(111,535)
Balance on December 31, 2020	-	$ -	$ 42,960	$ (528,789)	$ (485,829)

See accountants' review report and accompanying notes to the financial statements.

THE NOBAKED COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2020 and 2019

(unaudited)

	2020	2019
Cash flows from operating activities		
Net loss	$ (111,535)	$ (294,709)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Depreciation	35,589	25,549
Deferred rent	7,257	37,856
Accretion of lease incentive liability	(10,457)	(4,306)
Changes in operating assets and liabilities:		
Receivables	-	1,500
Inventory	(6,284)	(28,709)
Deposits	13,992	3,682
Accounts payable	(6,754)	(6,172)
Accounts payable - related parties	(17,961)	40,300
Accrued interest	14,378	14,469
Net cash used by operating activities	(81,775)	(210,540)
Cash flows from investing activities		
Payments for the purchase of fixed assets	(4,175)	(47,021)
Net cash used by investing activities	(4,175)	(47,021)
Cash flows from financing activities		
Proceeds from issuance of notes payable	154,005	350,000
Payments of notes payable	(23,405)	(25,688)
Payments of short-term obligations	-	(68,057)
Contributions from owners	5,632	12,201
Distributions from owners	(53,028)	(20,019)
Net cash provided by financing activities	83,204	248,437
Net decrease in cash and cash equivalents	(2,746)	(9,124)
Cash and cash equivalents, beginning	18,165	27,289
Cash and cash equivalents, ending	$ 15,419	$ 18,165
Noncash Financial Information:		
Lease incentive liability	$ -	$ 104,750
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ 11,515	$ -

See accountants' review report and accompanying notes to the financial statements.

5

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The NoBaked Company ("the Company") was incorporated on December 21, 2020 under the laws of the State of Delaware, and is headquartered in Nashville, Tennessee. The Company was formed as a holding Company for entities operating as the NoBaked Cookie Dough brand, which includes sales of edible cookie dough via online and brick an mortar Scoop Shops in Tennessee, Ohio, Kentucky, and Missouri.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The consolidated financial statements included the following wholly-owned subsidiaries ("the Subsidiaries"):
- Eat the Dough LLC
- NoBaked Franchising LLC
- NB IP Holding LLC
- NoBaked Middletown LLC
- NoBaked LLC
- NoBaked Deerfield LLC
- NoBaked Edgehill LLC
- NoBaked Germantown LLC

The Company acquired the above subsidiaries through a common control acquisition and as such, the assets and liabilities were acquired at historical cost and the financial statements are presented on a retroactive basis as if the acquisition had occurred as of the beginning of the first period presented.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company recognizes revenue upon delivery of purchased product to customers, as this is deemed the sole performance obligation which is settled upon delivery. The Company has two franchise agreements in which the Company receives monthly royalties, that are recognized when the royalty payments are received by the Company.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities, not disclosed in the tables below, reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the periods ended December 31, 2020 and 2019, the Company determined no such impairment charge necessary.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2020 or 2019.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $254,314 and $62,051 in advertising costs, respectively.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

At December 31, 2019, the Company was a limited liability company and treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Tennessee jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return.

On December 21, 2020, the Company converted to a corporation and from that date going forward, the Company will assess its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The federal net operating loss carryforward for years after conversion to corporation are subject to an 80% limitation on taxable income, do not expire, and will carry on indefinitely.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. In May 2020, the FASB issued ASU 2020-05 which extended the implementation date of the new leasing standards. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2021. The Company is in the process of evaluation the impact of ASU 2016-02 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through February 24, 2021, the date these financial statements were available to be issued.

On January 27, 2021 and February 11, 2021, the Company executed three and one promissory for total proceeds of $77,473 and $88,641, respectively. The notes were issued pursuant to the Paycheck Protection Program per the CARES Act as passed by the Congress of the United States. The notes bear interest at 1% per annum and mature 5 years from the date of the note.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

THE NOBAKED COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(unaudited)

The Company has incurred losses from inception of $528,789 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues, that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company accrues for loss contingences associated with outstanding litigation, claims and assessments for which management has determined it is probably that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2020 and 2019, the Company has not accrued or incurred any amounts for litigation matters.

Contingencies

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a pandemic by the World Health Organization. Our business plans have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extend, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2020. Our operations have adapted social distancing and cleanliness standards and we may experience delays in anticipated timelines and milestones.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2020 and 2019, members of the Company paid certain Company expense on its behalf. At December 31, 2020 and 2019, the amount of related party accrued expenses outstanding is $22,339 and $40,300, respectively.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2020	2019
Leasehold improvements	$ 188,850	$ 184,675
Kitchen equipment	33,021	33,021
Food truck	16,440	16,440
	238,311	234,136
Accumulated depreciation	(71,201)	(35,612)
Property and equipment, net	$ 167,110	$ 198,524

Depreciation expense for the years ended December 31, 2020 and 2019, was $35,589 and $25,549, respectively.

NOTE 6 – STOCKHOLDERS EQUITY

The Company has authorized 100,000,000 shares of $0.00001 par value, common stock at December 31, 2020 and 2019. During the years ended December 31, 2020 and 2019, owners of the Company contributed capital for $5,632 and $12,201, respectively, and received distributions of $53,028 and $20,019, respectively.

NOTE 7 – NOTES PAYABLE

During the year ended December 31, 2020, the Company executed five promissory notes pursuant to the Paycheck Protection Program per the CARES Act as passed by the Congress of the United States. The provisions of these loans are as follows at December 31:

	2020	2019
Issued to NoBaked LLC on May 4, 2020; interest at 1% per annum; matures May 4, 2022.	$ 63,315	$ -
Issued to NoBaked Deerfield LLC on May 7, 2020; interest at 1% per annum; matures May 7, 2022.	5,473	-
Issued to NoBaked Edgehill LLC on May 4, 2020; interest at 1% per annum; matures May 4, 2022.	11,059	-
Issued to NoBaked Germantown LLC on May 1, 2020; interest at 1% per annum; matures May 1, 2022.	4,635	-
Issued to NoBaked Middletown LLC on May 4, 2020; interest at 1% per annum; matures May 4, 2022.	13,370	-
Total PPP notes payable	97,852	-
Less: current portion	(65,232)	-
	$ 32,620	$ -

At December 31, 2020 and 2019, the Company has a line of credit with a bank to borrow up to $350,000. The line of credit bears interest at 6% per annum and matures May 2029. At December 31, 2020 and 2019, the outstanding principal balance on the line of credit is $290,383 and $324,312, respectively, and is included as notes payable in the consolidated balance sheets.

During the year ended December 31, 2020, the Company executed a short term note for proceeds of $75,000, with the total amount to be repaid of $82,500. The note is payable daily based on 15% of daily sales. At December 31, 2020 and 2019, the remaining outstanding principal and interest on this short term note are $64,177 and $0, respectively.

Future minimum principal payments for all outstanding notes payable are as follows:

2021	$ 176,689
2022	79,900
2023	47,280
2024	47,280
2025	47,280
Thereafter	56,483
	$ 454,912

The Company recognized interest expense of $34,092 and $69,307 during the years ended December 31, 2020 and 2019, respectively.

NOTE 8 – OPERATING LEASE

The Company leases retail space in Nashville, Tennessee (Edgehill). The lease agreement commenced March 2019 and expires February 2029 and provides for two five-year renewal options.

The Company leases retail space in Nashville, Tennessee (Germantown). The lease agreement commenced September 2018, and the location was closed and the lease terminated as of October 2020.

The Company leases certain office and retail space in Nashville, Tennessee (Main Office). The lease agreement commenced July 2019 and expires September 2024 and provides for two five-year renewal options.

The Company leases certain retail space in Cincinnati, Ohio (Deerfield). The lease agreement commenced April 2019 and expires March 2029.

The Company leases certain retail space in Louisville, Kentucky (Middlefield). The lease agreement commenced May 2018 and expires July 2023 and provides for one additional 32-month renewal options.

The Company leases certain retail space in Nashville, Tennessee (Cool Springs). This lease has not yet commenced and is expected to begin Spring 2021. The lease will terminate 10 years from the date of commencement.

The Company leases certain retail space in Nashville, Tennessee (Broadway). This lease has not yet commenced and is expected to begin Spring 2021. The lease will terminate three years from the date of commencement.

During the year ended December 31, 2019, the Company recorded $96,055 of leasehold improvements and lease incentive liabilities related to construction allowances included in executed lease agreements. At December 31, 2020 and 2019, remaining lease incentive liabilities associated with construction allowances are $84,302 and $94,759, respectively.

The following is schedule of minimum rental payments required under the operating lease agreements for the years ended December 31:

2021	$ 200,922
2022	215,944
2023	211,565
2024	184,209
2025	131,776
Thereafter	552,150

For the years ended December 31, 2020 and 2019, the Company recognized rent expense of $217,265 and $218,143, respectively.

CERTIFICATION

I, R Megan Feeman, Principal Executive Officer of The NoBaked Company, hereby certify that the financial statements of The NoBaked Company included in this Report are true and complete in all material respects.

R Megan Feeman

Principal Executive Officer